EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in 000’s)

Note:	The ratio of earnings to fixed charges is calculated by adding income before taxes plus fixed charges and dividing that sum by fixed charges.

	Year Ended December 31,					Three Months Ended March 31,
	2004	2005	2006	2007	2008	2009

Fixed Charges:
Interest	47	611	567	438	1,793	696
Interest portion of annual rentals	69	629	2,601	8,914	17,197	4,366

Total fixed charges	116	1,240	3,168	9,352	18,990	5,062

Earnings:
Income before income taxes	$(1,637)	$26,289	$96,626	$240,326	$(189,510)	$(22,207)
Add:
Total fixed charges (from above)	116	1,240	3,168	9,352	18,990	5,062
Total earnings for purposes of ratio	$(1,521)	$27,529	$99,794	$249,678	$(170,520)	$(17,146)
Ratio of earnings to fixed charges	—	22.2	31.5	26.7	—	—

For the three months ended March 31, 2009 and for the years ended December 31, 2008 and 2004, our earnings were insufficient to cover fixed charges by $17,146,000, $170,520,000 and $1,521,000, respectively.  Fixed charges consist of interest on all indebtedness and one-third of rentals, which we believe is a reasonable approximation of the interest factor of such rentals.